

August 24, 2011

Via E-mail
James L. Swarts
Vice President and Secretary
Commerce Bancshares, Inc.
1000 Walnut Street
Kansas City, MO 64106

      Re: **Commerce Bancshares, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2010
                Filed February 25, 2011
                File No. 000-02989

Dear Mr. Swarts:

We have reviewed your response dated July 8, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, including the draft of your proposed disclosures, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Long-Term Equity Awards, page 22

1.   We note your revised disclosure in response to prior comment 14 and your statement that the equity awards, in the aggregate, are "targeted to the 50th percentile of the applicable Benchmarks." However, it remains unclear how the Compensation Committee determined the restricted stock awards that are meant to address current year performance. Please advise. Additionally, please expand your disclosure to specify what individual performance and contributions by your named executive officers resulted in the adjustments that the Committee made to the equity awards. See Regulation S-K Item 402(b)(2)(vii).

James L. Swarts
Commerce Bancshares, Inc.
August 24, 2011
Page 2

       Please contact Celia Soehner at (202) 551-3463 or Michael Seaman, Special Counsel, at (202) 551-3366 with any questions.

                                  Sincerely,

                                  /s/ Michael Seaman for

                                  Suzanne Hayes
                                  Assistant Director